Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 24, 2014

1. The Barclays OFI SteelPath MLP ETNs are senior, unsecured debt securities of Barclays Bank PLC. Senior: in the event of default or insolvency, investors in senior debt are repaid before all debts subordinated to the senior debt and all equities. Unsecured: there is no direct collateral asset on which senior debt investors have a claim in case of default or insolvency. 2. Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index. What is an ETN generally? Defining ETNs Senior, unsecured debt securities1 Issued by Barclays Bank PLC (the “Issuer”) Have a maturity date Linked to the performance of an index Offer no principal protection ETNs are linked to the return of an index, less applicable fees and costs Unlike ETFs, no underlying assets are held Minimal or no tracking error to linked index2 Provide access to hard-to-reach asset classes or strategies What are the key features and considerations of the Barclays OFI SteelPath MLP ETNs (the “ETNs”)? The Barclays OFI Steelpath MLP ETNs offer exposure to the Barclays OFI SteelPath Midstream MLP Index (the “Index”). The Index is designed to track the performance of a basket of direct interests in master limited partnerships and limited liability companies (collectively, the “Index Constituents”) organized in the United States that trade on certain US exchanges, are classified in the Midstream Oil & Gas category or Liquid Petroleum & Natural Gas Shippers category according to the Bloomberg Industry Classification System® (“BICS”) and meet certain eligibility criteria for inclusion in the Index, including their distribution payment history and their size as measured by free-float market capitalization and average daily trading value. Owning the ETNs is not equivalent to owning interests in the underlying Index constituents. The ETNs are designed to pay a quarterly coupon if the distributions accrued over the relevant quarter that would be received by a hypothetical holder of the MLPs in the Index exceeds the accrued investor fees over the quarter. There is no guarantee that the ETN will pay a coupon. An investment in the ETNs involves significant risks, including the following, and may not be suitable for all investors: The ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer, and are not guaranteed by any third party. ETNs are riskier than ordinary unsecured debt obligations, and an investor may lose some or all of their principal in the investment. ETNs are subject to a decrease in the volume weighted average price (“VWAP”) level of the Index and are subject to an investor fee. ETNs do not represent a partnership or other interest in Index components and owning ETNs is not the same as owning interests in the Index constituents or a security directly linked to any Index constituent. How is the value of the ETNs determined? The ETNs are debt securities, not mutual funds, so they do not have a net asset value or “NAV”. An intraday “indicative value” meant to approximate the intrinsic economic value of each ETN is calculated and published by Bloomberg or another third party. Additionally, the closing indicative value of the ETNs is calculated and published at the end of each calendar day on www.barclays.com/etn/ofisteelpath. Trading ETNs The ETNs can be bought and sold on the exchange during normal US trading hours, purchased from and redeemed directly to the issuer (subject to the notification requirements described in the prospectus, a holder must redeem at least 50,000 ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date) or held until maturity. When buying or selling an ETN on the exchange, the market price is typically determined by supply and demand on the exchange resulting from trading activity among market participants, including market makers, that offer to buy and sell a specific number of ETNs at their bid/ ask price. Closing Indicative Value A closing indicative value (“CIV”) is calculated and published for the ETNs on every valuation date. The CIV for an ETN is calculated using a formula as set forth in the section entitled “How is the value of the ETN calculated” in this FAQ, as well as in the ETN’s prospectus. The CIV on a given valuation date is used to determine the amount payable upon redemption of an ETN to the issuer. Intraday Indicative Value To approximate the intrinsic economic value of the ETNs, an intraday indicative value (“IIV”) is calculated for each ETN and published every 15 seconds during trading hours. The IIV is calculated using a formula with a fixed relationship to the Index – generally resulting in IIV changes that are proportional to intraday changes in the VWAP level of the index. The IIV calculation on a given trading day generally does not reflect the effect of fees and applicable costs or MLP distributions accrued during that trading day. The IIV usually represents an estimate of an ETN’s intrinsic economic value, and hence is often used by market participants as a reference to evaluate its market price. Barclays OFI SteelPath MLP ETNs FAQ

The IIV calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. How can I trade the ETNs? Sell in the secondary market during trading hours. Investors transacting on the secondary market will not incur a redemption charge. Redeem a large block of at least 50,000 securities directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus. The redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner. A one-time redemption charge equal to 0.125% of the applicable CIV per ETN will apply. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Hold until maturity and receive a cash payment on the maturity date from the issuer, Barclays Bank PLC, equal to the CIV on the final valuation date. (which will reflect the applicable closing VWAP level calculated by reference to the arithmetic mean of the VWAP levels as of the close of trading on each of the five index business days from and including the final valuation date). Please see the relevant prospectus for details on how the payment at maturity is calculated for your ETNs. How does an ETN differ from an ETF? Unlike ETFs, ETNs are debt securities with no specific underlying assets to which an investor has recourse. Because the CIV of an ETN is calculated using a formula that provides a fixed relationship to the performance of the underlying index, the CIV tracks the index without the tracking error introduced by the buying and selling of assets in an ETF. How is the value of the ETN calculated? ¢LOSING INDICATIVE VALUE etn CURRENT VALUE aCCRUED DIVIDEND aCCRUED INVESTOR FEE The closing indicative value for each ETN on any given calendar day until the final valuation date or applicable valuation date (in the case of early redemption) will equal (1) the ETN’s current value on such calendar day plus (2) the accrued dividend on such calendar day minus (3) the accrued investor fee on such calendar day. If the ETNs undergo a split or reverse split, the closing indicative value will be adjusted accordingly. The ETN’s current value on the initial valuation date will equal $25.00. On any subsequent calendar day until maturity or early redemption, the ETN’s current value will equal (1) the closing VWAP level on that day (or on the immediately preceding index business day, if such calendar day is not an index business day) divided by (2) the VWAP factor. The accrued dividend on the initial valuation date will equal zero. The accrued dividend on any subsequent calendar day will equal (1) the accrued dividend as of the immediately preceding calendar day plus (2) the dollar dividend value on such calendar day minus (3) the coupon adjustment dividend amount on such calendar day. If the ETNs undergo a split or reverse split, the accrued dividend will be adjusted accordingly. The daily fee value on any calendar day is equal to the product of (1) the closing VWAP level on such calendar day divided by the VWAP factor and (2) 0.85% divided by 365. Because the daily fee value is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.85% per year. The accrued investor fee on the initial valuation date will equal zero. The accrued investor fee on any subsequent calendar day will equal (1) the accrued investor fee as of the immediately preceding calendar day plus (2) the daily fee value on such calendar day minus (3) the coupon adjustment fee amount on such calendar day. If the ETNs undergo a split or reverse split, the accrued investor fee will be adjusted accordingly. How are Coupon Payments determined? The ETNs seek to track the VWAP level of the Index and are designed to pay a coupon on each coupon payment date equal to the coupon amount, if any, on the applicable coupon valuation date, as described below. The coupon amount on any coupon valuation date will equal the greater of (i) zero and (ii)(1) the accrued dividend on such coupon valuation date minus (2) the accrued investor fee on such coupon valuation date. If on any coupon valuation date the accrued fees are greater than the accrued dividend, the investor will not receive a coupon payment on the applicable coupon payment date. The value of any distributions in respect of any Index Constituents occurring after a coupon valuation date but before the immediately following coupon ex-date will not be reflected in the accrued dividend on such coupon valuation date and, therefore, will not be reflected in the coupon amount payable on the corresponding coupon payment date. The coupon adjustment dividend amount will equal zero on any calendar day that is not a coupon ex-date. On any calendar day that is a coupon ex-date, the coupon adjustment dividend amount will equal the accrued dividend on the coupon valuation date immediately preceding such coupon ex-date. The coupon adjustment fee amount will equal zero on any calendar day that is not a coupon ex-date. On any calendar day that is a coupon ex-date, the coupon adjustment fee amount will equal (i) the coupon adjustment dividend amount on such coupon ex-date, if the coupon amount in respect of such coupon ex-date is zero or (ii) the accrued investor fee on the coupon valuation date immediately preceding such coupon ex-date, if the coupon amount in respect of such coupon exdate is greater than zero. A coupon payment is not guaranteed and will be made on a coupon date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. What is the tax treatment of the ETNs? Master Limited Partnerships (“MLPs”) are generally treated as partnerships for US federal income tax purposes. While a partnership is not taxed as a separate entity or subject to corporate income taxes, the partners are treated as directly earning a share of the partnership’s income and they are subject to tax on such income. Since taxes are applied to the partners and not to the partnership, the “double taxation” effect at the entity level and at the investor level is eliminated when directly investing in an MLP. As more fully described in the relevant pricing supplement, Barclays and investors agree to treat the ETNs as a prepaid forward contract. Similar to other ETNs, if this treatment is respected, investors in the ETNs should recognize gain or loss upon the sale, redemption or maturity of their ETN. This gain or loss should generally be capital gain or loss, subject to the potential application of certain “constructive ownership” rules. As discussed more fully in the relevant pricing supplement, these rules provide that any long-term capital gain that an investor recognizes in respect of an ETN that is in excess of the amount of long-term capital gain that such investor would have recognized if it had instead owned a direct investment in the MLPs that are referenced by the ETN will likely be recharacterized as ordinary income and subject to an interest charge.

Can I hold the ETNs in a tax-deferred retirement account?

- Employee benefit plans and most other organizations exempt from US federal income tax, such as individual retirement accounts and other retirement plans, may be subject to income tax on their unrelated business taxable income ("UBTI") if investing directly in an MLP through such a plan. If the treatment of the ETNs as a prepaid forward contract in respect of the Index is respected, investors should not be treated as owning the underlying MLPs. Therefore, although the matter is not free from doubt, income or gain from the ETNs should not constitute UBTI to a US holder that is a tax-exempt investor unless such holder has borrowed funds (or is treated as having borrowed funds) in respect of its acquisition or ownership of the ETNs. However, the IRS has not issued a formal opinion or guidance on this issue, and you should consult your tax advisor about your own tax situation.

How is the index constructed?

1. MLP universe	Publicly traded midstream US master limited partnerships, based on BICS Level 3 Code 131016 (Midstream – Oil & Gas) and the BICS Level 5 Code 1616121711 (LP & Nat Gas Shippers)
2. Size and liquidity	Index constituents must meet a minimum free float market cap requirement of $300 million and a minimum liquidity requirement of three-month averaged daily trading volume of $3 million
3. Consistent distributions	Index constituents must have made quarterly distributions in the prior two quarters and have not decreased distributions in any of the last eight quarters
4. Commodity Correlation	35 Index constituents are chosen based on the lowest average of a regression coefficient of MLP price changes compared to prices of to prices of the front month Henry Hub natural gas futures contract and a regression coefficient of MLP price changes compared to prices of to prices of the front month WTI crude oil futures contract
5. Bucket constituents	Index constituents are split into quintiles based on highest average distribution growth over the trailing eight quarters. Each quintile has a fixed Index weight of 30%, 25%, 20%, 15% and 10% and MLPs within each quintile are weighted according to free float market cap (subject to specified maximums)

How does the tax treatment of an investment in the ETNs differ from the tax treatment of holding MLPs directly or through another vehicle?

	Direct MLP Investment[3]	ETNs	ETFs and Mutual Funds
Anticipated US federal income tax treatment at investment level[4]	Partner in the MLP; income and deductions flow through to investors	Prepaid forward contracts	Shares in a corporation (which may flow through to investorsowe corporate-level tax)[5]
Anticipated US federal income tax treatment of distributions	Distributions are generally not immediately taxable but reduce an investor's basis; however, because of the "flow-through" nature of MLPs, investors are taxed on their allocable share of the MLP's income (such income increases basis and may be less than the MLP's distributions)	Coupons taxed as ordinary income	Dividends taxed as ordinary dividend income to the extent of the ETF's earnings and profits (which may be less than the ETF's distributions); thereafter, distributions are generally not immediately taxable but reduce an investor's basis
Anticipated US federal income tax consequences of exit	Mix of ordinary income (to recapture certain deductions) and capital gain or loss	Generally capital gain or loss, except that long-term capital gain in excess of what would have been recognized with a direct MLP investment will likely be recharacterized as ordinary income and subject to an interest charge[6]	Capital gain or loss
Tax forms	Form K-1, multiple state filings	Form 1099	Form 1099

The tax consequences of investing in the ETNs are uncertain and may be less favorable than a direct investment in the MLPs that make up the Index.

3. This discussion applies only to MLPs and similar entities, treated as partnerships for federal income tax purposes. In particular, it does not address the tax treatment of Index constituents that are GP corporations.
4. Barclays Capital Inc. and its affiliates do not provide tax advice. Any discussion of US federal income tax matters herein is provided as a matter of general information, and should not be construed to represent tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. You should refer to the applicable prospectus for any relevant MLP, ETN, ETF or Mutual Fund for more detailed information, and should also consult your tax advisor prior to making any investment decision.
5. MLP ETFs and Mutual Funds are typically organized as "C corporations" for US federal income tax purposes, rather than "regulated investment companies", and would therefore be subject to taxation at the corporate level.
6. Investors in MLP ETNs may need to demonstrate that the "net underlying long-term capital gain" which would have been recognized upon a direct MLP investment with clear and convincing evidence; otherwise, all gain on an MLP ETN could be recharacterized as ordinary income that is subject to an interest charge.

Selected Risk Considerations An investment in any ETNs linked to the Barclays OFI SteelPath Midstream MLP Index (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the Volume Weighted Average Price (“VWAP”) level between the inception date and the applicable valuation date. Additionally, if the VWAP level is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the VWAP value has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. The Payment on the ETNs Is Linked to the VWAP Level, Not to the Closing Level of the Index and Not to the Published Intraday Indicative Value of the Index: Your payment at maturity or upon early redemption is linked to the performance of the VWAP level, as compared to the initial VWAP level. Although the VWAP level is intended to track the performance of the Index, the calculation of the VWAP level is different from the calculation of the official closing level of the Index. Therefore, the payment at maturity or early redemption of your ETNs may be different from the payment you would receive if such payment were determined by reference to the official closing level of the Index. No Guaranteed Coupon Payments: You are not guaranteed to receive coupon payments on the ETNs. You will receive a coupon payment on a coupon payment date only to the extent that the accrued dividend exceeds the accrued investor fee on the relevant coupon valuation date. The amount of the accrued dividend on any coupon valuation date depends in part on the aggregate cash value of distributions that a reference holder would have been entitled to receive in respect of the index constituents prior to the relevant coupon valuation date. Market and Volatility Risk: The return on the ETNs is linked to the performance of the VWAP level of the Index which, in turn, is linked to the performance of the master limited partnerships and other securities that are included as index constituents at any time. The prices of the index constituents may change unpredictably and, as a result, affect the level of the Index and the value of your ETNs in unforeseeable ways. Concentration Risk: The index constituents are companies in the Midstream – Oil & Gas and Liquid Petroleum and Natural Gas Shippers categories, as determined by the Bloomberg Industry Classification System® (“BCIS”). In addition, many of the Index Constituents are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The ETNs are susceptible to general market fluctuations in the energy infrastructure and midstream energy business MLP market and to volatile increases and decreases in value, as market confidence in, and perceptions regarding, the index constituents change. Your investment may therefore carry risks similar to a concentrated securities investment in one industry or sector. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Tax Treatment: Significant aspects of the tax treatment of the ETNs may be less favorable than a direct investment in MLPs and are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.barclays.com/etn/ofisteelpath or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 877 764 7284, or you may request a copy from any other dealer participating in the offering. OppenheimerFunds Distributor, Inc. (“OFDI”), doing business as OFI Global Asset Management, assists in the promotion of the Barclays OFI SteelPath MLP ETN. OFDI is not affiliated with Barclays Capital Inc. or Barclays Bank PLC. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

P0524 | CSNY481462 v15 | April 2014 Additional resources For more information, please visit www.barclays.com/etn/ofisteelpath Barclays Capital Inc. and its affiliates, do not provide tax advice, and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor. “OFI SteelPath”, “OFI Global Asset Management”, the Four Hands Design Mark (#86085815), and the OFI Global Asset Management Design Mark (#86049459) are trademarks of OFI SteelPath, Inc. (the “Index Selection Agent”) or its licensors, and have been licensed for use by Barclays Bank PLC in connection with the Barclays OFI SteelPath Midstream MLP Index. “Barclays” is a trademark of Barclays Bank PLC. Barclays Capital Inc. (the “Index Sponsor”) and the Index Selection Agent do not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and neither the Index Sponsor nor the Index Selection Agent shall have any liability for any errors, omissions, or interruptions therein. The Index Sponsor and the Index Selection Agent do not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. ©2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE